[COMPANY LETTERHEAD]
January 30, 2006

Re:	SMART Modular Technologies (WWH), Inc. (the “Company”)
Registration Statement on Form S-1
Registration No. 333-129134
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Sir/Madam:
          In accordance with Rule 461 and Rule 430A under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 pm EST (Eastern Standard Time) on February 2, 2006 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.
          We hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, SMART Modular Technologies (WWH), Inc.
By:	/s/ Jack A. Pacheco
	Name:	Jack A. Pacheco
	Title:	Chief Financial Officer and Vice President